EXHIBIT 99.18

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO NEWSWIRE SERVICES IN THE UNITED STATES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

High Tide Acquires 50% of Canna Cabana Retail Cannabis Store in Sudbury

Calgary, AB, January 28, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (Frankfurt:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, has acquired a 50% interest (the “Transaction”) in the Canna Cabana store in Sudbury, Ontario (the “Sudbury Store”) from Saturninus Partners (the “Partnership”), the holder of a cannabis retail store authorization issued in relation to the first lottery conducted by the Alcohol and Gaming Commission of Ontario (the “AGCO”) on January 11, 2019 (the “First Lottery”). The Sudbury Store has a stable operating history with unaudited gross sales exceeding $6.4 million for the nine months since opening on April 20, 2019, with gross margins of approximately 27%.

The Transaction was completed with the consent of the AGCO following the expiry of certain restrictions on change of control established under the rules applicable to the First Lottery. “High Tide is excited to add the interest in this Sudbury location, with its sustained level of high performance, to its corporately-owned portfolio of stores, especially at the start of the increase in sales expected from edibles, infused beverages and concentrate products that have recently come to market,” said Raj Grover, High Tide’s President & Chief Executive Officer. “This Transaction is High Tide’s second step towards acquiring its ownership interests in all three Canna Cabana stores in Ontario. There is no better time to continue strengthening our presence in the country’s largest consumer market,” Mr. Grover added. An option to acquire the other 50% interest was simultaneously exercised by a privately-held, third-party partner of the Company.

As consideration for the Transaction, the Company issued to a nominee of the partners of the Partnership an aggregate of 5,319,149 common shares of the Company (the “HITI Shares”), which are subject to a four month and one day statutory hold period, as well as common share purchase warrants (“Warrants”) to purchase up to an aggregate of 2,500,000 HITI Shares. Each Warrant entitles the holder to acquire one HITI Share at an exercise price of $0.40 per share for a period of two years from the date of issuance. In addition, for a period of 2 years following the closing date, one of the outgoing partners will be entitled to receive, from the Company, a royalty of 1% of the gross revenues of the Sudbury Store.

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis company enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including Canna Cabana Inc., KushBar Inc. Grasscity.com, Smoker’s Corner Ltd., RGR Canada Inc. and Famous Brandz Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 27 branded stores, is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a second retail cannabis business with 2 operating stores in Alberta, offering a modern experience aimed at the growing customer bases in Alberta and Ontario. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. Founded in 2009 and approved by the Canadian Franchise Association, Smoker’s Corner Ltd. is among Canada’s largest counter-culture chains with 11 locations. Representing the core of High Tide’s wholesale segment, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Forward-Looking Information, Forward Looking Financial Information, and Non-IFRS Measures

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to statements with regard to the ability of the Company to build on its existing cannabis retail strategy in order to address market demand and the needs of mainstream cannabis consumers, and the Company’s growth and expansion prospects and outlook. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. The Company considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

This news release also contains certain future oriented financial information and financial outlooks (collectively, “FOFI”) within the meaning of applicable Canadian securities laws. The FOFI has been prepared by management of the Company for inclusion as at January 21, 2020, solely to demonstrate the underlying performance of the Sudbury Store and the benefits of the Transaction to shareholders. Management of the Company believes that the FOFI has been prepared on a reasonable basis, reflecting best estimates and judgments, and based on a number of assumptions management believes are reasonable as well as information provided to the Company by the Vendor. However, because this information is highly subjective and subject to numerous risks, including the risks discussed above, it should not be relied on as necessarily indicative of future results. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the FOFI prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although management of the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended.

The FOFI included in this news release may be based on certain non-International Financial Reporting Standards (“IFRS”) financial measures, including EBITDA, EBIT before special items, and EBITDA before special items, adjusted net income, adjusted earnings per share and free cash flow. These non-IFRS measures do not have standardized meanings prescribed by IFRS, and therefore, others using these terms may define them differently. The Company has used or included such non-IFRS measures solely to provide investors with added insight into the underlying performance of the Sudbury Store and the proposed Transaction, and readers are cautioned that the non-IFRS measures included herein (or incorporated in the FOFI included herein) may not be appropriate for any other purpose. These non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The forward-looking statements and FOFI contained herein are current as of the date of this news release. Except as required by law, the Company does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement or FOFI, nor does it intend, or assume any obligation, to update or revise these forward-looking statements or FOFI to reflect new events or circumstances. Any and all forward-looking statements and FOFI included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.

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